FORM N-18F-1


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


         NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
         THE INVESTMENT COMPANY ACT OF 1940.













                      Royce Capital Trust
                    Exact Name of Registrant











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                     NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

     Pursuant to the requirements of Rule 18-f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York
on the  9th   day of   February   , 1996.



                                   ROYCE CAPITAL TRUST



                                   By     /s/ Charles M. Royce
                                          Charles M. Royce
                                          Trustee



Attest:       /s/ Susan I. Grant
             Susan I. Grant
             Secretary